Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008		39 weeks ended December 30, 2007		13 weeks ended April 2, 2007	Fiscal year ended December 31, 2006	Fiscal year ended December 25, 2005

Fixed charges as defined:
Interest expense	$121,167	$153,280		$124,504		$39,079	$86,615	$71,104
One-third of non-cancelable lease rent	1,756	1,654		784		501	2,026	2,062

Total fixed charges (A)	$122,923	$154,934		$125,288		$39,580	$88,641	$73,166

Earnings as defined:
Earnings (loss) before income taxes	$24,880	$(1,545)		$(23,963)		$(60,365)	$60,022	$(43,602)
Add fixed charges	122,923	154,934		125,288		39,580	88,641	73,166

Earnings and fixed charges (B)	$147,803	$153,389		$101,325		$(20,785)	$148,663	$29,564

Ratio of earnings to fixed charges: (B/A)	1.20x	NM	(1)	NM	(1)	NM (2)	1.68	NM	(2)

(1)	The Successor’s earnings for the fiscal years ending 2008 and the 39 weeks ending December 30, 2007 were insufficient to cover fixed charges by $1.5 million and $24.0 million, respectively.
(2)	The Predecessor’s earnings for the 13 weeks ending April 2, 2007 and fiscal 2005 were insufficient to cover fixed charges by $60.3 million and $43.6 million, respectively.